Exhibit 99.1

HAOXIN HOLDINGS LIMITED

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) will be held (as adjourned) at 11:00 a.m. on Friday, November 13, 2026, Eastern Standard Time (EST) (12:00 a.m. on Saturday, November 14, 2026, Beijing Time), at 880 Third Avenue, 5th Floor, New York, NY 10022.

Virtual participation:

https://us02web.zoom.us/j/87120344062?pwd=Ii8OHaaplTNbhfR0qaqQLW9cgea2Vh.1 (Meeting ID 871 2034 4062; passcode 661093).

Record Date

October 27, 2026, close of business.

Voting at the EGM

Until a duly adopted amendment becomes effective, each Class A ordinary share has one vote and each Class B ordinary share has twenty votes. The proposed 100-vote entitlement does not apply to voting at this EGM.

Matters Submitted for Approval

●	Proposal 1 — First Share Consolidation and Increase of Share Capital (Ordinary Resolution): Approve the first consolidation of every eighteen (18) issued and unissued Class A ordinary shares into one Class A ordinary share and every eighteen (18) issued and unissued Class B ordinary shares into one Class B ordinary share, changing par value from US$0.0001 to US$0.0018 per share (the “First Share Consolidation”), and an increase in authorized share capital, such that the authorized share capital of the Company will be changed from US$50,000 divided into 400,000,000 Class A ordinary shares of US$0.0001 par value each and 100,000,000 Class B ordinary shares of US$0.0001 par value each to US$90,000, divided into 40,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, each with par value US$0.0018. Any fractional shares to which the existing shareholders would become entitled as a result of the First Share Consolidation shall be rounded up to the next whole share.

●	Proposal 2 — Conditional Second Share Consolidation and Increase of Share Capital (Ordinary Resolution): Approve (i) a second consolidation of every twelve (12) then-issued and unissued Class A ordinary shares into one Class A ordinary share and every twelve (12) then-issued and unissued Class B ordinary shares into one Class B ordinary share, changing par value from US$0.0018 to US$0.0216 (the “Conditional Second Share Consolidation”), subject to and conditional upon the First Share Consolidation having become effective and the Class A closing bid price on Nasdaq being US$1.25 or below on any trading day thereafter, as verified by the Board, and with effect from the opening of trading on the market effective date confirmed by Nasdaq, and (ii) upon the Conditional Second Share Consolidation having occurred, an increase in authorized share capital, such that the authorized share capital of the Company will be changed from US$90,000 divided into 40,000,000 Class A ordinary shares of US$0.0018 par value each and 10,000,000 Class B ordinary shares of US$0.0018 par value each to US$1,080,000, divided into 40,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, each with a par value of US$0.0216. The Conditional Second Share Consolidation shall be subject to the applicable Nasdaq notification and disclosure requirements. The authorization for the Conditional Second Share Consolidation shall expire twelve months after the EGM. Any fractional shares to which the then existing shareholders would become entitled as a result of the Conditional Second Share Consolidation shall be rounded up to the next whole share.

●	Proposal 3 — Adoption of Amended M&A (Special Resolution): Approve, subject to and conditional upon the requisite Class B written consent being obtained and the special resolution being passed, adoption of the amended and restated memorandum and articles of association of the Company (the “Amended M&A”), in form attached hereto as Exhibit A.

Board Recommendation

The Board recommends a vote FOR each proposal.

By Order of the Board

By:	/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer

Date: November 6, 2026

Exhibit A: Amended M&A

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	A proxyholder does not need to be a shareholder of the Company.

3	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

4	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 901, No. 1 Xingye Yi Road, Ningbo Free Trade Zone, Ningbo, Zhejiang Province 315807, PRC, or send copies of the foregoing by email to taozhengjun@haoxinholdings.com, in each case marked for the attention of the Corporate Secretary, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	A quorum is required for the transaction of business. Under the memorandum and articles of association of the Company currently in effect, while the Company’s shares are listed on a Designated Stock Exchange, one or more members holding shares representing not less than one-third of the outstanding shares carrying the right to vote constitutes a quorum.

HAOXIN HOLDINGS LIMITED

(the “Company”)

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING

Meeting

An extraordinary general meeting (the “EGM”) will be held (as adjourned) at 11:00 a.m. on Friday, November 13, 2026, Eastern Standard Time (EST) (12:00 a.m. on Saturday, November 14, 2026, Beijing Time), at 880 Third Avenue, 5th Floor, New York, NY 10022.

Virtual participation:

https://us02web.zoom.us/j/87120344062?pwd=Ii8OHaaplTNbhfR0qaqQLW9cgea2Vh.1 (Meeting ID 871 2034 4062; passcode 661093).

Record Date

October 27, 2026, close of business.

Voting at the EGM

Until a duly adopted amendment becomes effective, each Class A ordinary share has one vote and each Class B ordinary share has twenty votes. The proposed 100-vote entitlement does not apply to voting at this EGM.

Matters Submitted for Approval

●	Proposal 1 — First Share Consolidation and Increase of Share Capital (Ordinary Resolution): Approve the first consolidation of every eighteen (18) issued and unissued Class A ordinary shares into one Class A ordinary share and every eighteen (18) issued and unissued Class B ordinary shares into one Class B ordinary share, changing par value from US$0.0001 to US$0.0018 per share (the “First Share Consolidation”) and an increase in authorized share capital, such that the authorized share capital of the Company will be changed from US$50,000 divided into 400,000,000 Class A ordinary shares of US$0.0001 par value each and 100,000,000 Class B ordinary shares of US$0.0001 par value each to US$90,000, divided into 40,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, each with par value US$0.0018. Any fractional shares to which the existing shareholders would become entitled as a result of the First Share Consolidation shall be rounded up to the next whole share.

●	Proposal 2 — Conditional Second Share Consolidation and Increase of Share Capital (Ordinary Resolution): Approve (i) a second consolidation of every twelve (12) then-issued and unissued Class A ordinary shares into one Class A ordinary share and every twelve (12) then-issued and unissued Class B ordinary shares into one Class B ordinary share, changing par value from US$0.0018 to US$0.0216 (the “Conditional Second Share Consolidation”), subject to and conditional upon the First Share Consolidation having become effective and the Class A closing bid price on Nasdaq being US$1.25 or below on any trading day thereafter, as verified by the Board, and with effect from the opening of trading on the market effective date confirmed by Nasdaq, and (ii) upon the Conditional Second Share Consolidation having occurred, an increase in authorized share capital, such that the authorized share capital of the Company will be changed from US$90,000 divided into 40,000,000 Class A ordinary shares of US$0.0018 par value each and 10,000,000 Class B ordinary shares of US$0.0018 par value each to US$1,080,000, divided into 40,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, each with a par value of US$0.0216. The Conditional Second Share Consolidation shall be subject to the applicable Nasdaq notification and disclosure requirements. The authorization for the Conditional Second Share Consolidation shall expire twelve months after the EGM. Any fractional shares to which the then existing shareholders would become entitled as a result of the Conditional Second Share Consolidation shall be rounded up to the next whole share.

●	Proposal 3 — Adoption of Amended M&A (Special Resolution): Approve, subject to and conditional upon the requisite Class B written consent being obtained and the special resolution being passed, adoption of the amended and restated memorandum and articles of association of the Company (the “Amended M&A”), in form attached hereto as Exhibit A .

Capitalization at Record Date

At Record Date, there are 10,820,000 Class A shares and 4,800,000 Class B shares issued and outstanding. Pre-amendment aggregate votes are 106,820,000.

First and Second Consolidations

The first 18:1 consolidation may be implemented following requisite approvals. The second 12:1 is conditional, subject to the conditions described in Proposal 2 and cannot be effective before the first. After both, each 216 original shares would correspond to one share of the same class before fractional treatment. The US$1.25 threshold refers to the Nasdaq closing bid price after the first consolidation, not an intraday last sale.

Authorized Capital and Par Value

After the first consolidation, proposed capital is US$90,000 comprising 40,000,000 Class A and 10,000,000 Class B at US$0.0018 par value. A second 12:1 consolidation raises par value to US$0.0216, and, upon the Conditional Second Share Consolidation having occurred, the authorized share capital is proposed to be increased to US$1,080,000, comprising 40,000,000 Class A and 10,000,000 Class B ordinary shares at US$0.0216 par value.

Voting Rights and Control

If Proposal 3 becomes effective, each Class B share will carry 100 votes versus one vote per Class A share. This materially increases Class B holders’ relative voting power and may concentrate control. Such amendment requires a special resolution and the requisite separate written consent of holders of issued Class B shares.

Principal Risks

●	A reverse split does not ensure a sustained price above Nasdaq listing thresholds; the second split may trigger restrictions based on cumulative reverse splits.

●	Fractional share treatment, round-lot holders, public float, warrant/ELOC adjustments, CUSIP/DTC processing and registration statements require separate review.

●	Increasing Class B votes can substantially dilute other shareholders’ voting influence, even without equivalent economic dilution.

Vote Required

Proposals 1–2 are proposed ordinary resolutions, Proposal 3 is proposed as a special resolution and is subject to the requisite separate written consent of the holders of Class B ordinary shares.

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